Exhibit 99.0

CAPITAL ONE MULTI-ASSET EXECUTION TRUST Distributions during 2002

Total Interest paid during the year:

	CUSIP Number	Total Amount of Interest paid	Per $1000
Class A (2002-1)	14041NAC56	2,478,871.53	4.9577430556
Class A (2002-2)	14041NAD30	2,843,979.17	4.7399652778

Class B (2002-1)	14041NAA90	2,125,848.96	6.0738541667

Class C (2002-1)	14041NAB73	1,756,328.13	11.7088541667

Total Principal paid during the year:
	CUSIP Number	Total Amount of Principal paid	Per 1000

NOTHING TO REPORT

CAPITAL ONE MULTI-ASSET EXECUTION TRUST Aggregated Data for 2002

F/C collection allocated		88,705,589.24
Principal collection allocated		735,992,485.85
Interest payment for total series		9,205,027.78
Principal payment for total series		0.00
Total servicing fees *		7,399,890.19

* Servicing Fee includes Servicer Interchange paid to Capital One Bank as the Servicer of the Capital One Master Trust.